United States
Securities and Exchange Commission
Washington, D.C.20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.     Form 6k dated September 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 26, 2002	ICICI Bank Limited By: /s/ Nilesh Trivedi Name: Nilesh Trivedi Title: Assistant Company Secretary

[Letterhead of ICICI Bank Limited]
September 26, 2002 The United States Securities and Exchange Commission Washington D. C. 20549 United States of America
Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the “Company”) Report on Form 6-K

Further to our letter dated September 26, 2002, on behalf of the Company, I am enclosing for filing, one manually executed copy and two conformed copies of the Company’s Report on Form 6-K dated September 26, 2002 informing that HamblinWatsa Investment Counsel has, through its registered FII in India, namely, Orcasia Limited acquired 42.31 million equity shares (6.9% of ICICI Bank’s equity share capital). Government of Singapore Investment Corporation has also acquired 42.00 million shares (6.9% of ICICI Bank’s equity share capital).

Please acknowledge receipt of this letter.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi